SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)

Aspect Medical Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

045235108

(CUSIP Number)

Neal K. Stearns, Esq.
First Manhattan Co.
437 Madison Avenue
New York, New York 10022
Telephone: 212-756-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 045235108	13D	Page 2 of 7 Pages

1.	Names Of Reporting Persons First Manhattan Co.

2.	Check the Appropriate Box if a Member of a Group (a) (b)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) OR 2(E)

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: None

	8.	Shared Voting Power: 2,361,570

	9.	Sole Dispositive Power: None

	10.	Shared Dispositive Power: 2,361,570

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,361,570

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11): 13.6%

14.	Type of Reporting Person: BD, IA, PN

CUSIP No. 045235108	13D	Page 3 of 7 Pages

1.	Names Of Reporting Persons First BioMed Management Associates, LLC

2.	Check the Appropriate Box if a Member of a Group (a) (b)

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) OR 2(E)

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 1,351,179

	8.	Shared Voting Power: None

	9.	Sole Dispositive Power: 1,351,179

	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,351,179

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11): 7.8%

14.	Type of Reporting Person: IA

ITEM 1.     SECURITY AND ISSUER.

          This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of Aspect Medical Systems, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at One Upland Road, Norwood, MA 02062.

ITEM 2.     IDENTITY AND BACKGROUND.

          This Statement is being filed by First Manhattan Co., a New York limited partnership (“FMC”), and First BioMed Management Associates, LLC, a Delaware limited liability company (“FBMA” and together with FMC, the “Reporting Persons”), the business address of each of which is 437 Madison Avenue, New York, New York 10022. FMC is registered as a broker-dealer under the Securities Exchange Act of 1934 and as an investment adviser under the Investment Advisers Act of 1940, and its principal business is investment management. The sole general partner of FMC is First Manhattan LLC (“FMLLC”), a New York limited liability company, whose business address is 437 Madison Avenue, New York, New York 10022. FBMA is registered as an investment adviser under the Investment Advisers Act of 1940, and its principal business is investment management. The sole managing members of FBMA are FMC and Samuel F. Colin (“Dr. Colin”). Dr. Colin is a Senior Managing Director and a limited partner of FMC and a managing member of First Manhattan LLC, and his principal business is acting as portfolio manager for the entities listed in Item 5. His business address is 437 Madison Avenue, New York, New York 10022. During the five years preceding the filing of this Statement, none of the Reporting Persons, FMLLC or Dr. Colin has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The shares of Common Stock referred to in Item 5 (the “Shares”) were purchased by the entities listed there for an aggregate consideration equal to $22,055,317.92, which amount was derived from the available funds of such entities. No Shares were purchased with borrowed funds.

ITEM 4.     PURPOSE OF THE TRANSACTION.

           The Reporting Persons initially acquired beneficial ownership of the Shares for investment purposes and not with the purpose or effect of changing or influencing the control of the Issuer. Recently, the Reporting Persons have become concerned about the declining value of the shares of the Issuer and the strategic direction

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of its management. The Reporting Persons are filing this Statement so that they will be free to pursue a broad variety of activities with respect to the Issuer, including without limitation communicating with management of the Issuer, other shareholders and third parties about the possibility of a sale of the Issuer or all or substantially all of the Issuer’s assets or business to another company.

           Depending upon, among other things, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer and its businesses, the reaction that the Reporting Persons receive in any communications they may have with management, other shareholders and third parties, other investment opportunities available to the Reporting Persons and the funds and accounts they manage, conditions in the securities markets, general economic conditions and other factors that the Reporting Persons deem relevant, the Reporting Persons may from time to time (i) acquire additional shares of Common Stock or sell shares of Common Stock in the open market, in privately negotiated transactions or otherwise; (ii) propose a sale or other business combination or extraordinary transaction relating to the Issuer; (iii) nominate directors or make proposals for consideration at the Issuer’s upcoming annual meeting and solicit proxies in connection therewith; (iv) propose any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in clauses (a) through (j) of Item 4 of Schedule 13D; or (v) any combination of the foregoing.

           There can be no assurance that the Reporting Persons will or will not pursue any of the matters set forth above or as to the timing or manner in which they will or will not pursue any of such matters. Each of the Reporting Persons reserves the right, at any time and in its sole discretion, to decide to pursue or not to pursue any of such matters.

           Except as described above in this Item 4, the Reporting Persons have no plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

           Set forth below is the aggregate number of shares of Common Stock held as of the date hereof for the accounts of each of the following entities, together with the percentage of outstanding shares of Common Stock that such number of shares represents based upon 17,328,884 shares of Common Stock outstanding as of November 1, 2008, as reported on the Issuer’s Form 10-Q for the fiscal quarter ended September 27, 2008.

Name	Number of Shares	Percent of Class
First Health, L.P. First Health Limited First Health Associates, L.P. First BioMed, L.P. First BioMed Portfolio, L.P. Total	580,191 355,500 74,700 863,364 487,815 2,361,570	3.3% 2.1 0.4 5.0 2.8 13.6%

Page 5 of 7 Pages

           FMC and Dr. Colin have shared voting power and shared dispositive power over the shares held for the accounts of First Health, L.P, First Health Limited and First Health Associates, L.P. by virtue of FMC’s role as investment adviser to and Dr. Colin’s role as portfolio manager of such entities, and accordingly FMC and Dr. Colin may be deemed to be beneficial owners of such shares. FBMA has sole voting power and sole dispositive power over the shares held for the accounts of First BioMed, L.P. and First BioMed Portfolio, L.P. by virtue of its role as investment adviser to such entities, and FMC and Dr. Colin may each be deemed to have shared voting power and shared dispositive power over such shares by virtue of their role as managing members of FBMA, and accordingly FBMA, FMC and Dr. Colin may be deemed to be beneficial owners of such shares.

           On January 27, 2009 and January 29, 2009, First Health Associates, L.P. purchased in the open market 1,900 and 100 shares of Common Stock, respectively, at a price per share equal to $3.66 and $3.69, respectively. On January 27, 2009 and January 29, 2009, First Health, L.P. purchased in the open market 2,800 and 1,400 shares of Common Stock, respectively, at a price per share equal to $3.66 and $3.69, respectively. Except as set forth in this Statement, none of the Reporting Persons, FMLLC or Dr. Colin has effected any transactions with respect to shares of Common Stock during the 60 days preceding the filing of this Statement.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           The Reporting Persons, FMLLC and Dr. Colin do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit 99.1: Joint Filing Agreement.

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SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2009

FIRST MANHATTAN CO.
By FIRST MANHATTAN LLC,
   General Partner

By:     /s/ Neal K. Stearns
Name:     Neal K. Stearns
Title:     Managing Member

FIRST BIOMED MANAGEMENT ASSOCIATES, LLC
By FIRST MANHATTAN CO.,
   Co-Managing Member
By FIRST MANHATTAN LLC,
   General Partner

By:     /s/ Neal K. Stearns
Name:     Neal K. Stearns
Title:     Managing Member

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